Exhibit 99.1

Hoegh LNG Partners LP Announces Transition of Senior Leadership

HAMILTON, Bermuda, Aug. 6, 2020 /PRNewswire/ -- Höegh LNG Partners LP (the “Partnership” or “HMLP”) (NYSE: HMLP) announced that on August 6, 2020, Mr. Steffen Føreid gave notice that he intends to step down from his position as the Partnership's Chief Executive Officer and Chief Financial Officer in order to pursue a career opportunity in a different business segment. Mr. Føreid will remain in his position until the earlier of (a) the date his successor is appointed and approved by the HMLP Board or (b) October 31, 2020.

The HMLP Board is in the process of identifying a successor for the HMLP CEO/CFO position and intends to provide a further update in the near future.

Mr. Sveinung J.S. Støhle, Chairman of Höegh LNG Partners, commented, “On behalf of the Partnership and the Board of Directors, I want to thank Steffen for his long service and performance in the Höegh LNG Group, first as CFO for Höegh LNG from 2010 until 2019, and from 2018 as CEO/CFO for Höegh LNG Partners. Steffen has played an important role in the development and growth of the Group, and we wish him all the best in his new endeavors.”

Steffen Føreid, Chief Executive Officer and Chief Financial Officer, commented, “It has been a privilege to have worked with the most talented team in the industry for the past 10 years. Höegh LNG Partners has been established as a clear leader in the industry with strong prospects, and I am proud of the accomplishments we have achieved together. I would like to thank Sveinung, the Board and the entire team, and wish everyone well in the future.”

Contact:

Steffen Føreid, Chief Executive Officer and Chief Financial Officer, +47 97557406

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Sveinung J.S. Støhle, Chairman of the Board of Directors +47 97557402

www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP